SE 11017253 MISSION

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2011 WASH. D.C. 211

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OMC 3/1/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65528

65628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CP Cogent Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Rd, Suite 1200
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen C. Sloan - (214) 871-5404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

14755 Preston Road, Suite 320 (Address) Dallas (City) Texas (State) 75254 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen C. Sloan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CP Cogent Securities, LP, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLISON A. KOONS
MY COMMISSION EXPIRES
December 5, 2011

Signature

Managing Director

Title

Notary Public FEBRUARY 21, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

CP COGENT SECURITIES, LP

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED
DECEMBER 31, 2010 AND 2009

CP COGENT SECURITIES, LP

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CP Cogent Securities, LP
Dallas, Texas

We have audited the statement of financial condition of CP Cogent Securities, LP (the "Partnership") as of December 31, 2010, and the related statements of income, changes in partners' capital, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Partnership for the year ended December 31, 2009 were audited by other auditors whose report, dated February 25, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the financial position of CP Cogent Securities, LP as of December 31, 2010, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Hein & Associates LLP

Dallas, Texas
February 21, 2011

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone: 972-458-2296
Fax: 972-788-4943
www.heincpa.com

CP COGENT SECURITIES, LP

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2010	DECEMBER 31, 2009
ASSETS:		
Cash and cash equivalents	$ 8,379,116	$ 5,910,835
Accounts receivable	2,461,640	1,230,271
Prepaid expenses	2,610	2,641
Total assets	$ 10,843,366	$ 7,143,747
LIABILITIES AND PARTNERS' CAPITAL:		
Accounts payable and accrued expenses	$ 36,052	$ 1,266
State income taxes payable	139,011	89,352
Due to affiliate	5,921,033	3,359,803
Total liabilities	6,096,096	3,450,421
COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)		
PARTNERS' CAPITAL	4,747,270	3,693,326
Total liabilities and partners' capital	$ 10,843,366	$ 7,143,747

See accompanying notes to these financial statements.

CP COGENT SECURITIES, LP

STATEMENTS OF INCOME

	For the Years Ended December 31,	
	2010	2009
REVENUE:		
Transaction income	$ 20,618,724	$ 18,276,171
Interest	10,651	2,476
Total revenues	20,629,375	18,278,647
EXPENSES:		
Employee compensation and benefits	7,778,618	6,721,645
Regulatory fees and expenses	92,772	48,016
Interest	-	63,075
Other expenses	2,527,383	2,311,284
Total expenses	10,398,773	9,144,020
INCOME BEFORE STATE INCOME TAXES	10,230,602	9,134,627
STATE INCOME TAXES	174,656	367,868
NET INCOME	$ 10,055,946	$ 8,766,759

See accompanying notes to these financial statements.

CP COGENT SECURITIES, LP

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	General Partner	Limited Partner	Total
BALANCES, January 1, 2009	$ 4,763	$ 4,756,496	$ 4,761,259
Distributions	(9,835)	(9,824,857)	(9,834,692)
Net income	8,767	8,757,992	8,766,759
BALANCES, December 31, 2009	3,695	3,689,631	3,693,326
Distributions	(9,002)	(8,993,000)	(9,002,002)
Net income	10,056	10,045,890	10,055,946
BALANCES, December 31, 2010	$ 4,749	$ 4,742,521	$ 4,747,270

See accompanying notes to these financial statements.

CP COGENT SECURITIES, LP

STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 10,055,946	$ 8,766,759
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	(1,231,369)	1,583,291
Prepaid expenses	31	3,991
Accounts payable and accrued expenses	34,786	1,266
State income taxes payable	49,659	35,352
Due to affiliate	2,561,230	(3,728,578)
Net cash provided by operating activities	11,470,283	6,662,081
CASH FLOWS FROM FINANCING ACTIVITIES –		
Partners' capital distributions	(9,002,002)	(9,834,692)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,468,281	(3,172,611)
CASH AND CASH EQUIVALENTS, beginning of year	5,910,835	9,083,446
CASH AND CASH EQUIVALENTS, end of year	$ 8,379,116	$ 5,910,835
SUPPLEMENTAL INFORMATION:		
Cash paid for interest	$ -	$ 63,075
Cash paid for state income taxes	$ 35,645	$ 332,516

See accompanying notes to these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of CP Cogent Securities, LP. (the "Partnership") is presented to assist in understanding the Partnership's financial statements. The financial statements and notes are representations of the Partnership's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

Organization
The Partnership is a limited partnership organized under the laws of the State of Texas. The Partnership is a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The 0.1% General Partner is Cogent Partners Investments, LLC, a Texas limited liability company (the "General Partner"), and the 99.9% Limited Partner is Cogent Partners, LP, a Texas limited partnership (the "Limited Partner"). The Partnership was organized in October 2002, but did not begin operations until April 1, 2003. The Partnership assists investors in reselling their private equity investments to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with maturities of three months or less. The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

Accounts Receivable
Management analyzes the accounts receivable on a periodic basis and accounts are reserved when they are considered doubtful and written off when they are deemed uncollectible. At December 31, 2010 and 2009, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary. The Partnership did not write off any accounts receivable during the years ended December 31, 2010 or 2009.

Concentrations of Credit Risk
For the year ended December 31, 2010, four customers accounted for approximately 63% of total transaction income. Accounts receivable from these customers accounted for 9% of total accounts receivable at December 31, 2010. Two other customers accounted for 88.2% of total accounts receivable at December 31, 2010.

For the year ended December 31, 2009, two customers accounted for approximately 23% of transaction income. These customers had no accounts receivable balances outstanding at December 31, 2009. Three other customers accounted for 97% of total accounts receivable at December 31, 2009.

Fair Value of Financial Instruments
The carrying amounts of financial instrument including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturities of these instruments.

Income Taxes
The Partnership joins other affiliates owned by the General Partner in filing consolidated state tax returns. The policy of the General Partner for intercompany allocation of state taxes provides that the subsidiary should compute the provision for income taxes on a separate-company basis.

Because the Partnership is a limited partnership, the income or loss of the Partnership for federal income tax purposes is included in the tax returns of the individual partners. Accordingly, no recognition has been given to federal income taxes in the accompanying financial statements.

The Partnership is subject to state and local taxes in both Texas and New York. The Partnership pays these state and local taxes on behalf of the partners and they are recorded as state income tax expense in the accompanying statement of income.

Based on management's analysis, the Partnership did not have any uncertain tax positions as of December 31, 2010 or 2009. The Partnership's federal income tax returns for the periods subsequent to December 31, 2007 remain open for examination by taxing authorities. State income tax returns for Texas and New York for the periods subsequent to December 31, 2006 and 2007, respectively, remain open for examination by taxing authorities. Interest and penalties, and the associated tax expense related to uncertain tax positions, when applicable, will be recorded in income tax expense as the positions are recognized. At December 31, 2010 and December 31, 2009, there were no income tax interest or penalty items recorded in the income statement or as a liability on the balance sheet.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the Partnership's assessment of potentially doubtful accounts receivable, allocations of expenses under an expense-sharing arrangement with the Limited Partner, and the provision for state income taxes. Actual results could differ from management's estimates.

Revenue Recognition
The Partnership recognizes transaction income at the close of the transaction on which the fees are based.

Comprehensive Income
The Partnership had no elements of comprehensive income other than net income for the years ended December 31, 2010 or 2009.

Reclassifications
Certain prior year amounts have been reclassified to conform with current year presentation.

2. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in 15c3-1, shall not exceed 15 to 1. At December 31, 2010, the

Partnership had net capital of $2,283,020, which was $1,876,614 in excess of its minimum net capital requirement of $406,407.

3. RELATED PARTY TRANSACTIONS

The Partnership operates under an expense-sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited Partner for its share of costs for salaries, benefits, rent, and various general and administrative expenses. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities.

For the years ended December 31, 2010 and 2009, the Partnership reimbursed the Limited Partner $10,270,089 and $12,809,728, respectively, for these expenses. Amounts due to the Limited Partner totaled $5,921,033 and $3,359,803, respectively, for allocated expenses that had not been reimbursed.

4. PARTNER'S CAPITAL

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003, and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if they would cause a deficit balance in the partner's capital account.

Partnership net cash receipts are distributed to the partners pro rata in accordance with their respective partnership interests. Distributions totaled $9,002,002 and $9,834,692 for the years ended December 31, 2010 and 2009, respectively.

5. RETIREMENT PLAN

The General Partner and the Partnership sponsor a contributory retirement plan (the "Plan") for its employees. The Plan is intended to qualify for tax-deferred treatment under Section 401(k) of the Internal Revenue Code. The General Partner may make discretionary matching and profit-sharing contributions to the Plan. The General Partner's discretionary contributions vest over six years at 20% per year, beginning with the second year of employment. Expenses with respect to the Plan for the years ended December 31, 2010 and 2009 were $26,819 and $224,824, respectively.

6. COMMITMENTS AND CONTINGENCIES

The General Partner and the Partnership lease office space and telecommunications equipment under various operating lease agreements in connection with an expense-sharing agreement. The Partnership's portion of rent expense under the expense-sharing agreement for the years ended December 31, 2010 and 2009 was $581,930 and $586,847, respectively.

The Partnership's estimated portion of scheduled future maturities of noncancelable operating leases under the expense-sharing agreement are approximately as follows for the years ending December 31:

2011	$	631,294
2012		553,557
2013		399,484
2014		416,853
2015		416,853
Thereafter		1,192,663
	$	3,610,704

7. SUBSEQUENT EVENTS

The Partnership has evaluated subsequent events through February 21, 2011, the date these financial statements were available for issue.

SUPPLEMENTARY INFORMATION

CP COGENT SECURITIES, LP

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES ACT OF 1934

DECEMBER 31, 2010

NET CAPITAL	
Total partners' capital	$ 4,747,270
Less nonallowable assets:	
Accounts receivable	2,461,640
Prepaid expenses	2,610
Net capital	$ 2,283,020
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 6,096,096
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 406,407
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 406,407
Net capital in excess of required minimum	$ 1,876,613
Percentage of aggregate indebtedness to net capital	267.02%

See independent auditor's report and accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Schedule II
Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2010

Exemptive Provisions
The Partnership has claimed an exemption from Rule 15c3-3 under Section k(2)(i).

See independent auditor's report and accompanying notes to financial statements.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
CP Cogent Securities, LP
Dallas, Texas

In planning and performing our audit of the financial statements of CP Cogent Securities, LP (the "Partnership"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone: 972-458-2296
Fax: 972-788-4943
www.heincpa.com

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Dallas, Texas
February 21, 2011